

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 2, 2006

Mr. Stephen J. Crowe
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583

> **Re:** **Chevron Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 001-00368**

Dear Mr. Crowe:

We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page FS-1

Litigation and Other Contingencies, page FS-18

1. We note from the Current Issues section of your website, and recent news articles, that you have been named in a lawsuit alleging damages to the rainforest in Ecuador. Given the potentially significant nature of the lawsuit, please explain to us why you believe it is not necessary to include disclosure of the lawsuit in your

reports filed with the SEC. In your response, please address the disclosure and reporting requirements of Item 103 and 303 of Regulation S-K, SFAS No. 5, FIN No. 14, SAB 5:Y and SOP 96-1.

Financial Statements

Note 9 - Litigation, page FS-42

2.   In your disclosure related to the MTBE litigation, you explain that your ultimate exposure is not currently determinable, but could be material to net income in any one period. As you have determined that the matter could be material to net income, it seems that you would be able to determine a range of exposure. As such, revise your disclosure to include any amounts recorded in the financial statements related to the matter; and specify damages claimed by the parties and the range of reasonably possible loss. See FIN No. 14 for additional guidance.

Supplemental Information on Oil and Gas Producing Activities, page FS-65

3.   We note that you identify asset retirement costs as a separate line item in your table of capitalized costs and table of costs incurred, which is contrary to the guidance in paragraphs 11 and B42 of SFAS 143, requiring adjustment to the asset to which the corresponding asset retirement liability relates. As there is no provision for this line item in paragraphs 18 and 21 and Illustrations 1 and 2 of SFAS 69, we believe you should revise your presentation accordingly. Alternatively, you may disclose the amount of asset retirement costs in a footnote to the schedules. For further clarification you may refer to our February 2004 industry letter, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief